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                              March 23, 2023

       Manavendra Sial
       Senior Vice President and Chief Financial Officer
       Fluence Energy, Inc.
       4601 Fairfax Drive , Suite 600
       Arlington , Virginia

                                                        Re: Fluence Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2022
                                                            Response dated
March 16, 2023
                                                            File No. 1-40978

       Dear Manavendra Sial:

               We have reviewed your March 16, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 2, 2023 letter.

       Response Letter dated March 16, 2023

       Form 10-K for the Fiscal Year Ended September 30, 2022
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 58

   1. We note your response to prior comment 2 in regards to your adjustments for COVID-19 related excess shipping
costs and project charges. Please tell us in greater detail how you concluded that these
adjustments were for items separable from your normal operations rather than normal,
recurring operating expenses and how you quantified the amounts deemed to be
incremental to charges incurred prior to COVID-19. Your response should explain how you
considered Question 100.01 of the C&DI on non-GAAP Financial
                                                        Measures. Please also
explain why the loss related to the Cargo Loss Incident should be excluded from Adjusted
EBITDA.
 Manavendra Sial
Fluence Energy, Inc.
March 23, 2023
Page 2

       You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777
with any questions.



FirstName LastNameManavendra Sial                      Sincerely,
Comapany NameFluence Energy, Inc.
                                                       Division of Corporation
Finance
March 23, 2023 Page 2                                  Office of Manufacturing
FirstName LastName